August 12, 2016

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, DC 20549-0306

Attention: M. Hughes Bates

Re:	First National Master Note Trust
First National Funding, LLC
Amendment No. 2 on Form SF-3
Filed July 21, 2016
File Nos. 333-209738 and 333-209738-01

Ladies and Gentlemen:

On behalf of First National Funding LLC (the “Registrant”), we enclose herewith for filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 3 to the above-captioned registration statement on Form SF-3 (the “Registration Statement”), including exhibits, which is marked to show changes from Amendment No. 2 to the Registration Statement that was filed with the Commission on July 21, 2016.

Set forth below are the Registrant’s responses to the comments (included below for ease of reference) on the Registration Statement that were contained in the Staff’s letter to Mr. Timothy D. Hart, dated August 4, 2016. The responses are numbered to correspond to the numbers on the Staff’s comments in its letter. Capitalized terms used herein have the same meanings as the Registration Statement unless otherwise noted.

Form of Prospectus

Structural Summary

Application of Finance Charge Collections & Principal Collections, pages 10-11

1.	Please revise to clarify that holders of outstanding series of variable funding notes are not entitled to distributions from available finance charge collections and available principal collections allocated to a series of notes offered pursuant to the prospectus, except to the extent of any excess finance charge collections or excess principal collections shared with such series of variable funding notes. Refer to Item 1113(a)(2) of Regulation AB.

Securities and Exchange Commission

August 12, 2016

Response: The disclosure on pages 10 and 11 of the prospectus has been revised in response to this comment.

The Trust Portfolio, page 64

2.	We note your response to prior comment 2 and reissue in part. Your revised disclosure indicates that additional accounts originated by the bank will “have been underwritten in accordance with the bank’s underwriting criteria as described under ‘The Bank’s Credit Card Activities – Underwriting.’” Please revise to include bracketed disclosure to indicate that the disclosure relating to the bank’s underwriting, including the disclosure provided in the sections titled “The Bank’s Credit Card Activities – Underwriting” and “Annex I – Review of Pool Asset Disclosure” will be reviewed and kept current at the time of each takedown to ensure compliance with Item 1111(g)(7) and Items 1111(a)(7) and (a)(8) of Regulation AB with respect to additional accounts.

Response: The disclosure on page 64 of the prospectus has been revised to include bracketed disclosure that the bank’s underwriting will be reviewed and kept current at the time of each takedown.

New Requirements for SEC Shelf Registration, page 117

3.	We note your response to prior comment 3 and reissue. We did not see revised disclosure clarifying that the investor communication provision may be used by note owners to communicate with other note owners within the same series, in addition to communicating with note owners of other series. Please revise.

Response: The disclosure on page 115 of the prospectus has been revised to clarify that this provision also applies to note owners within the same series.

Annex I

Review of Pool Asset Disclosure, page A-I-10

4.	We note your response to prior comment 8. Please confirm that, to the extent applicable with respect to any future takedowns, you will provide information about any exceptions in accordance with Item 1111(a)(8) of Regulation AB, including but not limited to, how those assets deviate from the disclosed underwriting criteria and data on the amount and characteristics of those assets that did not meet the disclosed standards.

Securities and Exchange Commission

August 12, 2016

Response: We hereby confirm that to the extent applicable with respect to any future takedowns, it will provide information in the prospectus about any exceptions in accordance with Item 1111(a)(8) of Regulation AB, including but not limited to, how those assets deviate from the disclosed underwriting criteria and data on the amount and characteristics of those assets that did not meet the disclosed standards

Annex II

Other Securities Outstanding – Variable Funding Notes, page A-II-1

5.	We note that you describe variable funding notes as revolving “grid” notes. Please revise to describe what you mean by “grid” notes.

Response: The disclosure on page A-II-1 in Annex II of the prospectus has been revised to describe “grid” notes.

6.	While we note your additional disclosure about variable funding notes in Annex II, we reissue prior comments 9 and 10 in part. The disclosure is still not clear about:

•	the purpose of variable funding notes, including why the issuing entity would offer variable funding notes;

•	the circumstances that would cause the issuing entity to issue variable funding notes in the future;

•	how the issuing entity determines the amount of notes to be issued;

•	when, under what circumstances, at what amounts, and using which funds an outstanding series of variable funding notes would be retired in the future;

•	the factors and any conditions that determine the maximum note principal balance of each series and whether it should be increased or decreased; and

•	the factors and any conditions that would cause the issuing entity to elect to increase or decrease the outstanding principal amount of a series of variable funding notes.

Response: The disclosure on pages A-II-1 and A-II-2 in Annex II of the prospectus has been revised to further clarify variable funding notes.

7.

We note your response to prior comment 9 that outstanding variable funding notes have additional pay out events that have not been disclosed in the prospectus. Because these additional pay out events for outstanding variable funding notes

Securities and Exchange Commission

August 12, 2016

could impact the timing and payment of the notes being offered by this prospectus, please describe these additional pay out events so that investors of the notes being offered fully understand the risk of those pay out events to the timing and payment of their notes. In the alternative, please provide us with your legal analysis why that information would not be material to an investor in the term notes being offered by this prospectus. We do, however, note your risk factor disclosure on pages 31 and 32 that other series of notes may have different pay out events, which could cause other series of notes to enter into rapid amortization periods prior to the payment of principal on your series of notes.

Response: The disclosure on page A-II-4 in Annex II of the prospectus has been revised to add the other pay out events applicable to variable funding notes.

8.	While we note your footnote describing the applicable interest rate for floating rate variable funding notes, more detail should be provided so that investors are able to calculate the cost relating to all of the issuing entity’s outstanding debt.

Response: The disclosure in footnote *** on page A-II-5 of Annex II in the prospectus has been revised in response to this comment.

9.	Please also revise your disclosure in this section to describe how the interest rate for future issuances of series of variable funding notes will be determined.

Response: The disclosure on pages A-II-1 and A-II-2 in Annex II of the prospectus has been revised in response to this comment.

We trust that the foregoing adequately responds to each of the Staff’s comments and questions with respect to the Registration Statement. Please feel free to contact me at (402) 231-8744 or mark.ellis@kutakrock.com if you need anything further in connection with this matter.

Sincerely,

/s/ Mark A. Ellis

Mark A. Ellis

cc:	Ms. Karlyn Knieriem
Dianne Pierson, Esq.